Exhibit 4.1

DESCRIPTION OF SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

Insignia Systems, Inc., a Minnesota corporation (the “Corporation,” “we,” “us” and “our”), has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, namely its common stock, par value $.01 per share (“common stock”).

The following description of the common stock is a summary and does not purport to be complete. It is subject to and qualified by reference to our Articles of Incorporation, as amended (the “Articles”), and Bylaws, as amended (the “Bylaws”). You are encouraged to read the Articles, Bylaws, and applicable law, including the Minnesota Business Corporation Act (“MBCA”).

Authorized Shares

The Corporation’s authorized capital stock consists solely of 40,000,000 shares of common stock.

Common Stock

No outstanding share of common stock is entitled to preference over any other share, and each share is equal to any other share in all respects. Holders of shares of common stock are entitled to one vote for each share held of record at each meeting of shareholders. Holders of shares of common stock are not entitled to any preemptive, subscription, conversion, redemption or sinking fund rights. The absence of preemptive rights could result in a dilution of the interest of shareholders should additional common shares be issued.

Holders of common stock are entitled to receive dividends in the form of cash, property or shares of capital stock of the Corporation, when and as declared by the Board, provided there are sufficient earnings or surplus legally available for that purpose. In any distribution of capital assets, such as liquidation, whether voluntary or involuntary, holders of shares of common stock are entitled to receive pro rata the assets remaining after creditors have been paid in full. All of the issued and outstanding shares of common stock are non-assessable.

Anti-Takeover Provisions

Statutory Provisions

Section 302A.671 of the MBCA applies, with certain exceptions, to any acquisitions of our voting stock from a person other than us, and other than in connection with certain mergers and exchanges to which we are a party and certain tender offers or exchange offers approved in advance by a disinterested board committee, resulting in the beneficial ownership of 20% or more of the voting power of our then-outstanding stock.

Section 302A.671 requires approval of the granting of voting rights for the shares received pursuant to any such acquisitions by a vote of our shareholders holding a majority of the voting power of our outstanding shares and a majority of the voting power of our outstanding shares that are not held by the acquiring person, our officers or those non-officer employees, if any, who are also our directors. Similar voting requirements are imposed for acquisitions resulting in beneficial ownership of 33⅓% or more or a majority of the voting power of our then-outstanding stock. In general, shares acquired without this approval are denied voting rights in excess of the 20%, 33⅓% or 50% thresholds and, to that extent, can be called for redemption at their then fair market value by us within 30 days after the acquiring person has failed to deliver a timely information statement to us or the date our shareholders voted not to grant voting rights to the acquiring person’s shares. At a meeting held on July 20, 2018, our shareholders approved voting rights for shares held by Air T, Inc., Groveland Capital LLC, and Nicholas J. Swenson constituting up to an aggregate of 33⅓% of our outstanding shares.

Section 302A.673 of the MBCA generally prohibits any business combination by us, or any subsidiary of ours, with any shareholder that beneficially owns 10% or more of the voting power of our outstanding shares (an “interested shareholder”) within four years following the time the interested shareholder crosses the 10% stock ownership threshold, unless the business combination is approved by a committee of disinterested members of our board of directors before the time the interested shareholder crosses the 10% stock-ownership threshold.

Section 302A.675 of the MBCA generally prohibits an offeror from acquiring our shares within two years following the offeror’s last purchase of our shares pursuant to a takeover offer with respect to that class, unless our shareholders are able to sell their shares to the offeror upon substantially equivalent terms as those provided in the earlier takeover offer. This statute will not apply if the acquisition of shares is approved by a committee of disinterested members of our board of directors before the purchase of any shares by the offeror pursuant to the earlier takeover offer.

Nomination and Proposal Procedures

Our Bylaws establish advance-notice procedures with regard to the nomination by shareholders of candidates for election as directors. A shareholder of record must provide a written request of its candidate to our secretary not less than 60 nor more than 90 days before the first anniversary date of the preceding year’s annual meeting of shareholders, which notice must include certain information and representations regarding the shareholder and the candidate and the consent of such candidate to serve as a director if elected.

Our Bylaws establish procedures, including advance-notice procedures, with regard to shareholder proposals to be considered at an annual meeting of shareholders. In general, a shareholder must submit a written notice of the proposal to our secretary not less than 60 nor more than 90 days before the first anniversary date of the preceding year’s annual meeting of shareholders, which notice must include certain information and representations regarding the shareholder and the proposal.

Special Meetings of Shareholders; Shareholder Action by Written Consent

Section 302A.433 of the MBCA and our Bylaws provide that special meetings of the Company’s shareholders may be called by the Company’s Chairman of the Board, Chief Executive Officer, Chief Financial Officer, two or more directors, or shareholders holding 10% or more of the voting power of all shares entitled to vote, except that a special meeting called by shareholders for the purpose of considering any action to directly or indirectly facilitate or effect a business combination, including any action to change or otherwise affect the composition of our board of directors for that purpose, must be called by 25% or more of the voting power of all shares entitled to vote. Section 302A.441 of the MBCA also provides that action may be taken by shareholders without a meeting only by unanimous written consent.

Amendment of Bylaws

Our board of directors can adopt, amend or repeal our Bylaws, subject to limitations under the MBCA. Under the MBCA, our shareholders also have the power to change or repeal our Bylaws.